SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 ____________

                                   FORM 6-K
                                 ____________

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 17, 2001


                                 CNOOC Limited
                (Translation of registrant's name into English)
             ____________________________________________________

                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)
             ____________________________________________________


      (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)


                Form 20-F   X               Form 40-F
                            ------                     ------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No         X
                            ------                     ------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
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QHD 32-6 Development Successfully Completed

(Beijing, October 16, 2001) - CNOOC Limited (the "Company", NYSE: CEO, SEHK:
883) announced today that Qinhuangdao 32-6 ("QHD 32-6") oil field, which was scheduled for startup in the fourth quarter of 2001, has been brought on stream successfully.

QHD 32-6 is located in the central to northern part of Bohai Bay, 130 km from the city of Tianjin. It holds a recoverable reserve of 103 million barrels net to the Company. The development of QHD 32-6 includes 6 producing wellhead platforms. The development planned for this year consists of wellhead platform A and B, a single point moor and an FPSO.

QHD 32-6 is jointly owned by the Company (51%), Texaco (24.5%) and BP (24.5%). The Company is the operator. The overall development is expected to be completed in 2002. The designed peak capacity of the entire field is over 65,000 barrels per day.

"All development projects scheduled to complete this year have thus far all been brought into production," said Mr. Zhou Shouwei, Executive Vice President of the Company. "The successful completion of the development program for the year has greatly removed uncertainties surrounding achieving this year's production target and reaching production growth for next year."


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Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

The Company is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). The Company is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research and services functions for the PRC offshore petroleum industry as well as other mid- or down-stream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

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For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn
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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: October 17, 2001